UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 29, 2019

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                    No ☒

This Report on Form 6-K is hereby incorporated by reference into Navios Maritime Acquisition Corporation’s (the “Company”) Registration Statements on Form F-3, File Nos. 333-170896 and 333-214739.

As disclosed in previously filed Reports on Form 6-K of the Company:

•	in March and April 2019, the Company entered into sale and leaseback agreements with AVIC International Leasing Co., Ltd. for $103.2 million in order to finance five product tankers;

•	in September 2019, the Company entered into sale and leaseback agreements with AVIC International Leasing Co., Ltd. for $47.2 million in order to finance three product tankers;

•	in August 2019, the Company entered into a five-year sale and leaseback agreement with an unrelated third party for $15.0 million to finance one product tanker; and

•	on October 16, 2019, the Company entered into sale and leaseback agreements with Bank of Communications Financial Leasing Company for $90.8 million in order to finance six product tankers.

This Report on Form 6-K is being filed solely for purpose of filing copies and samples of the above referenced sale and leaseback agreements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

Date: November 29, 2019	By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

4.1	Sample Bareboat Charter and Memorandum of Agreement, dated March 22, 2019, for the sale and leaseback transaction among Great Syros Limited, Great Folegandros Limited, Great Skiathos Limited, Great Serifos Limited, and Great Sifnos Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Syros Shipping Corporation, Folegandros Shipping Corporation, Skiathos Shipping Corporation, Serifos Shipping Corporation, and Sifnos Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Alderamin, Nave Andromeda, Nave Capella, Nave Estella, and Nave Titan, respectively.

4.2	Sample Bareboat Charter and Memorandum of Agreement, dated September 26, 2019, for the sale and leaseback transaction among Great Thasos Limited, Great Kithira Limited, and Great Antipsara Limited, being subsidiaries of AVIC International Leasing Co., Ltd., and Thasos Shipping Corporation, Kithira Shipping Corporation, and Antipsara Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equinox, Nave Orbit, and Nave Velocity, respectively.

4.3	Bareboat Charter and Memoranda of Agreement, dated August 9, 2019, between World Star Shipping S.A. and Samothrace Shipping Corporation, providing for the sale and leaseback of the Nave Pulsar.

4.4	Sample Bareboat Charter and Memorandum of Agreement, dated October 16, 2019, for the sale and leaseback transaction among Xiang T105 HK International Ship Lease Co., Limited, Xiang T104 HK International Ship Lease Co., Limited, Xiang T106 HK International Ship Lease Co., Limited, Xiang T107 HK International Ship Lease Co., Limited, Xiang T103 HK International Ship Lease Co., Limited, and Xiang T108 HK International Ship Lease Co., Limited, being subsidiaries of Bank of Communications Financial Leasing Company, and Antikithira Shipping Corporation, Ios Shipping Corporation, Iraklia Shipping Corporation, Limnos Shipping Corporation, Skopelos Shipping Corporation, and Thera Shipping Corporation, being wholly owned subsidiaries of Navios Maritime Acquisition Corporation, providing for the sale and leaseback of the Nave Equator, Nave Cielo, Bougainville, Nave Pyxis, Nave Ariadne, and Nave Atropos, respectively.